CHINA DIGITAL MEDIA CORPORATION
2505-06, 25/F, Stelux House, 698 Prince Edward Road East,
Kowloon, Hong Kong
******

September 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:       Larry Spirgel Esq.
Assistant Director

Re:         China Digital Media Corporation
Form 10-K for Year Ended December 31, 2008
Filed on March 31, 2009 and amended on April 6, 2009
File Number:  0-30212

Dear Larry:

The following are the responses to your comment letter dated August 21, 2009 with respect to the above-captioned annual report.

Report of independent registered public accounting firm, page 20
1. The audit of our operations in China, including the associated assets and liabilities, was conducted by the staff of their Guangzhou office of the auditor.  They came to our offices in China and carried out the audit procedures on site.

We did not notice there was another auditor involved in the audit of the Chinese operations.

The majority of audit procedures were conducted on-site in China by their audit personnel and by their audit partner with some procedures also being performed in the USA.

Condensed consolidated statements of operations and comprehensive loss for the year ended December 31, 2008 and 2007
2. The line item “impairment of goodwill” is reclassified from Other Expenses to Operating Expenses which is shown in the revised Income Statement as follows.

3. The line item “amortization of convertible debt discount” is to be reclassified from Operating Expenses to Other Expenes which is shown in the revised Income Statement as follows.

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (AUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

NET SALES
Revenue from digitalization of television signals	$6,855,420	$5,714,471
Revenue from television advertising	392,296	384,423
Revenue from software development	42,628	63,567
Government grant received	-	1,317,992
	7,290,344	7,480,453
COST OF SALES
Cost of Sales - digitalization of television signals	(891,836)	(560,085)
Depreciation - digitalization of television signals	(3,952,496)	(3,023,468)
Cost of Sales - television advertising	(271,419)	(428,234)
	(5,115,751)	(4,011,787)
GROSS PROFIT	2,174,593	3,468,666

OPERATING EXPENSES
Selling, general and administrative expenses	(2,199,254)	(3,509,482)
Provision for doubtful debts	(7,847,084)	(1,215,704)
Impairment of goodwill	(3,996,946)	-
Depreciation and amortization	(82,959)	(99,920)
Total Operating Expenses	(14,126,243)	(4,825,106)

LOSS FROM OPERATION	(11,951,650)	(1,356,440)

OTHER INCOME (EXPENSES)
Loss on disposal of investment in television series	-	(261,187)
Amortization of convertible debt discount	(752,369)	(2,100,779)
Interest income	2,808	2,629
Other income	207,863	142,370
Interest expenses	(279,000)	(125,049)
Interest paid to related companies and directors	(30,091)	(17,400)
Other expenses	(52,095)	(35,009)
Total Other Expenses , net	(902,884)	(2,394,425)

NET LOSS BEFORE TAX	(12,854,534)	(3,750,865)

Income tax (expense) income	(521,041)	119,362

NET LOSS FROM CONTINUING OPERATIONS	$(13,375,575)	$(3,631,503)

DISCONTINUED OPERATIONS
Equity gain (loss) of affiliate	-	(14,391)
Gain on disposal of subsidiary	-	255,415
Gain on disposal of affiliate	-	86,059
GAIN FROM DISCONTINUED OPERATIONS	-	327,083

NET LOSS	(13,375,575)	(3,304,420)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	767,458	1,425,817

COMPREHENSIVE LOSS	$(12,608,117)	$(1,878,603)

Note 13 – Convertible debentures, page 36
4 & 5.  The accounting treatments for the beneficial conversion feature and the discount in conjunction with the issuance of the convertible debentures were discussed with Mr. Joseph Kemp before and restated in 10KA 2006 and 10QA 2007 for the first three quarters.  The detailed calculations and accounting treatments (sent to Mr. Joseph Kemp before) are as follows.

CDGT-Proposed restatement

Convertible Debenture				3,100,000

(1)	Preferential
	A	On November 17, 2006, the company issued 6,666,666 shares convertible debentures for $3,000,000
		Market price: 0.75
		Exercise price: 0.45 (the holders have the option to convert at any time)
		Maturity Date: 18 months from November 17, 2006
		Beneficial convertible feature: ($0.75-$0.45) x 6,666,666 shares = $2,000,000
	B	On December 13, 2006, the company issued 222,222 shares conbentures for $100,000
		Market price: 0.67
		Exercise price: 0.45 (the holders have the option to convert at any time)
		Maturity Date: 18 months from December 13, 2006
		Beneficial convertible feature: ($0.67-$0.45) x 222,222 shares = $48,889
	Total Beneficial Convertible feature of the Convertible note was $2,048,889
		One time journal entry:
		Dr Interest	2,048,889.00
		Cr Additional paid-in capital	2,048,889.00
(1)	Value of warrants
		Black Sholes Calculation-attached
		Class A:	2,648,040
		Class B:	2,080,226
		Class C:	631,845
			5,360,111

					PROPOSED RESTATEMENT
		Dr	Cr	Effect on I/S	per 10K 2006	per Q1 2007	per Q2 2007	per Q3 2007	per Q4 2007
	Net income (loss) As reported				2,136,990	12,028	(11,135.00)	(210,897.00)
Q4 2006 1 Cash		3,100,000
	Convertible debentures		3,100,000

	Convertible debentures start date: Nov 17, 2006

	2 Interest on convertible debentures	2,000,000		(2,000,000.00)	(2,000,000.00)
	Additional paid-in capital		2,000,000

	Convertible feature is calculated
	Convertible feature: ($0.75-$0.45) x 6,666,666 shares = $2,000,000

3	Interest on convertible debentures	48,889		(48,889.00)	(48,889.00)
	Additional paid-in capital		48,889

	Convertible feature is calculated
	Convertible feature: ($0.67-$0.45) x 222,222 shares = $48,889

4	Discount on convertible debentures	3,100,000
	Additional paid-in capital		3,100,000

	Call Option Value is over $6M and limited to $3.1M

5	Amortisation of debt discount	246,852		(246,852.00)	(246,852.00)
	Discount on convertible debentures		246,852

	Interest is calculated on 43 days from Nov 17, 2006 to Dec 31, 2006
	besed on 18 months for convertible debentures.
	($3,100,000/18 + $3100,000/18x13/30)

Q1 20076Amortisation of debt discount		516,666		(516,666.00)		(516,666.00)
	Discount on convertible debentures		516,666

	Interest is calculated on 3 months ($3100000/18 x 3 months)

Q2 20077 Amortisation of debt discount		516,666		(516,666.00)			(516,666.00)
	Discount on convertible debentures		516,666

	Interest is calculated on 3 months ($3100000/18 x 3 months)

Q3 2007 8 Amortisation of debt discount		516,667		(516,667.00)				(516,667.00)
	Discount on convertible debentures		516,667

	Interest is calculated on 3 months ($3100000/18 x 3 months)

Q4 2007 9 Amortisation of debt discount		550,780		(550,780.00)					(550,780.00)
	Discount on convertible debentures		550,780
	Note: $135,000 debenture was converted to shares on 26 Dec 07
	Interest is calculated on 3 months ($3100000/18 x 3 months + 135,000/18 x 4 + 135,000/18 x 17/31)

	Net income (loss) As restated			(4,396,520.00)	(158,751.00)	(504,638.00)	(527,801.00)	(727,564.00)

Should you have any other comments to our responses above, please feel free to contact me again.

Sincerely,

/s/ Daniel Ng
Daniel Ng
President and CEO